ITEM 77Q(a) - COPIES OF ALL MATERIAL AMENDMENTS TO THE
REGISTRANT'S CHARTER OR BY-LAWS




Federated Enhanced Treasury Income Fund
Amendment #1
to the
Agreement and Declaration of Trust
dated August 1, 2007

    Effective June 1, 2013, this Declaration of Trust is amended as follows:

    Strike Section 2.1 Number and Qualification of ARTICLE II
TRUSTEES from the Declaration of Trust and substitute in its place the following:

    2.1. Number and Qualification. Prior to a public offering of Shares there may be a sole Trustee. Thereafter, the number of Trustees shall be determined by a written instrument signed by a majority of the Trustees then in office, provided that the number of Trustees shall be no less than 3 or more than 25. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term unless the Trustee is specifically removed pursuant to Section 2.3 of this
Article II at the time of decrease. An individual nominated as a Trustee shall be at least 21 years of age at the time of nomination and not under legal disability. Trustees need not own Shares and may succeed themselves in office.